Exhibit 99.2

CAPITALIZATION & INDEBTEDNESS

THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION

IN ACCORDANCE WITH IFRS.

March 31, 2018
(in € m.)
Debt (1), (2):
Long-term debt	161,480
Trust preferred securities	3,802
Long-term debt at fair value through profit or loss	6,525

Total debt	171,807

Shareholders’ equity:
Common shares (no par value)	5,291
Additional paid-in capital	39,974
Retained earnings	17,164
Common shares in treasury, at cost	(24)
Equity classified as obligation to purchase common shares	—
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets at FVOCI, net of tax and other	136
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	13
Unrealized net gains (losses) on assets classified as held for sale, net of tax	—
Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at FVTPL , net of tax	31
Foreign currency translation, net of tax	(665)
Unrealized net gains from equity method investments	23

Total shareholders’ equity	61,943

Equity component of financial instruments	4,673
Noncontrolling interest	1,410

Total equity	68,025

Total capitalization	239,832

[1]	€ 785 million (0.5)% of our debt was guaranteed as of March 31, 2018. This consists of debt of a subsidiary which is guaranteed by the German government.
[2]	€ 65,684 million (38%) of our debt was secured as of March 31, 2018.

Due to rounding, numbers may not add up precisely to the totals provided.